Exhibit 99.1

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in Graphex Group Limited (the “Company”), you should at once hand this prospectus together with the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

A copy of each of the Prospectus Documents, together with the documents specified in the paragraph headed “15. Documents delivered to the Registrar of Companies in Hong Kong” in Appendix III to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the laws of Hong Kong). The Registrar of Companies in Hong Kong, the Stock Exchange and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of these documents.

Subject to the granting of listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC and you should consult your stockbroker, a licensed dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

This prospectus, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this prospectus is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this prospectus misleading.

This prospectus appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this prospectus may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this prospectus have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

This rights offering is made for the securities of a foreign company. The Rights Share(s) may not be offered or sold in the United States, to any U.S. Person as defined by the Securities Act, or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American unless there is a registration of such securities under the Securities Act or an exemption from the registration requirements of the Act is available. This document is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward Looking Statements

All statements contained in this prospectus other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

 GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR

EVERY ONE (1) CONSOLIDATED SHARE HELD ON THE RECORD DATE ON

A NON-UNDERWRITTEN BASIS

Financial Adviser to the Company

Vinco Financial Limited

Placing Agent to the Company

Capitalised terms used in this cover page shall have the same meanings as those defined in this prospectus.

Shareholders and potential investors should note that the Rights Issue is conditional upon the fulfillment of the conditions referred to in the paragraph headed “LETTER FROM THE BOARD – RIGHTS ISSUE – Conditions of the Rights Issue” in the Letter from the Board. Accordingly, the Rights Issue may or may not proceed. Shareholders and potential investors should exercise extreme caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

Dealings in the Rights Shares in nil-paid form are expected to take place from Thursday, 10 April 2025 to Thursday, 17 April 2025 (both days inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed. Any person contemplating dealing in the nil-paid Rights Shares during the period from Thursday, 10 April 2025 to Thursday, 17 April 2025 (both days inclusive) will accordingly bear the risk that the Rights Issue may not become unconditional and/or may not proceed. Any person contemplating dealing in the Shares and/or the Rights Shares in their nil-paid form are recommended to consult his/her/its/their own professional advisers.

The Rights Issue will proceed on a non-underwritten basis irrespective of the acceptance of the provisionally allotted Rights Shares and is subject to fulfillment of conditions. Please refer to the section headed “Conditions of the Rights Issue” in this prospectus. In the event that the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders or holders of nil-paid rights will be placed to independent placee on a best effort basis under the Compensatory Arrangements. Any Unsubscribed Rights Shares or NQS Unsold Rights Shares which are not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and/or nil-paid Rights Shares up to the date when the conditions of the Rights Issue are fulfilled.

8 April 2025

- i -

EXPECTED TIMETABLE

Set out below is the expected timetable for the Rights Issue and the Placing which is indicative only and has been prepared on the assumption that all the conditions of the Rights Issue will be fulfilled:

Event	Date and Time

First day of dealings in nil-paid Rights Shares in board lot of 10,000 Rights Shares	Thursday, 10 April 2025

Latest time for splitting the PAL	4:30 p.m. on Monday, 14 April 2025

Last day of dealings in nil-paid Rights Shares in board lot of 10,000 Rights Shares	Thursday, 17 April 2025

Latest time for acceptance of and payment for the Rights Shares	4:00 p.m. on Thursday, 24 April 2025

Announcement of the number of Unsubscribed Rights Shares subject to the Compensatory Arrangements	Friday, 2 May 2025

Commencement of placing of Unsubscribed Rights Shares by the Placing Agent	Tuesday, 6 May 2025

Latest time of placing of the Unsubscribed Rights Shares by the Placing Agent	4:00 p.m. on Monday, 12 May 2025

Latest time for the Rights Issue and placing of Unsubscribed Rights Shares to become unconditional	4:00 p.m. on Tuesday, 13 May 2025

Announcement of results of the Rights Issue to be published on the respective websites of the Stock Exchange and the Company	Wednesday, 21 May 2025

Despatch of share certificates for fully-paid Rights Shares and completion of Unsubscribed Rights Share Placing to take place	Thursday, 22 May 2025

Despatch of refund cheques, if any, if the Rights Issue is terminated	Thursday, 22 May 2025

Commencement of dealings in fully-paid Rights Shares	9:00 a.m. on Friday, 23 May 2025

Payment of Net Gain to relevant No Action Shareholders (if any) or Non-Qualifying Shareholders (if any)	Thursday, 12 June 2025

- ii -

EXPECTED TIMETABLE

All times and dates in this prospectus refer to Hong Kong local times and dates, unless otherwise indicated. Dates or deadlines specified in the expected timetable above or in other parts of this prospectus are indicative only and may be extended or varied by the Company. Any changes to the expected timetable will be published or notified to the Shareholders and the Stock Exchange as and when appropriate.

EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS ON THE LATEST TIME FOR ACCEPTANCE

The Latest Time for Acceptance will not take place if a tropical cyclone warning signal no. 8 or above, or “extreme conditions” caused by super typhoons as announced by the Government of the Hong Kong Special Administrative Region or a “black” rainstorm warning:

(i)	in force in Hong Kong at any local time before 12:00 noon but no longer in force after 12:00 noon on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

(ii)	in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Time for Acceptance does not take place on or before 4:00 p.m. on Thursday, 24 April 2025, the dates mentioned herein may be affected. The Company will notify the Shareholders by way of announcement(s) on any change to the expected timetable of the Rights Issue as soon as practicable.

- iii -

DEFINITIONS

In this prospectus, the following expressions shall have the following meanings unless the context otherwise requires:

“2014 Share Option Scheme”	the share option scheme adopted by the Company on 3 June 2014, which terminated on 9 January 2023

“2023 Share Award Scheme”	the share award scheme adopted by the Company on 6 February 2023

“acting in concert”	has the same meaning ascribed thereto under the Takeovers Code

“ADS(s)” or “American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Shares

“ADS Holder(s)”	the person(s) in whose name the ADS is registered on the book of the Depositary for that purpose

“ Announcement”	the announcement of the Company dated 3 December 2024 in relation to, among other things, the Share Consolidation, the Change in Board Lot Size, Increase in Authorised Share Capital and the Rights Issue

“ associate(s)”	has the same meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Business Day(s)”	a day on which licensed banks in Hong Kong are generally open for business, other than a Saturday or a Sunday or a day on which a black rainstorm warning or tropical cyclone warning signal number 8 or above is issued in Hong Kong at any time between 9:00 a.m. and 12:00 noon and is not cancelled at or before 12:00 noon

“ CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“ Circular”	the circular of the Company dated 27 January 2025 in relation to, among other things, the Rights Issue

“ Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board (Stock Code: 6128)

DEFINITIONS

“Compensatory Arrangements”	the arrangement involving the placing of the Unsubscribed Rights Shares, if any, by the Placing Agent on a best effort basis pursuant to the Placing Agreement in accordance with Rule 7.21(1)(b) of the Listing Rules

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Share(s)”	ordinary shares of HK$0.05 each in the share capital of the Company after the Share Consolidation

“Deposit Agreement”	the Deposit Agreement dated 18 September 2020 entered into between the Company and the Depositary relating to the deposit of Shares for the creation of ADSs representing the Shares

“Depositary”	The Bank of New York Mellon

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company held on 24 March 2025 at which the Rights Issue and the transactions contemplated thereunder have been approved

“EST”	Eastern Standard Time

“Group”	the Company and its subsidiaries

“HK$” or “HKD”	Hong Kong dollar(s), the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Increase in Authorised Share Capital”	the proposed increase in authorised share capital of the Company from HK$30,000,000 divided into 400,000,000 Consolidated Shares and 1,000,000,000 Preference Shares to HK$100,000,000 divided into 1,800,000,000 Consolidated Shares after the Share Consolidation

“Independent Shareholder(s)”	any Shareholder(s) and their associates and who are not required to abstain from voting at the EGM under the Listing Rules

DEFINITIONS

“Independent Third Party(ies)”	third party(ies) independent of and not connected with the Company and any of its connected persons

“Last Trading Day”	Tuesday, 3 December 2024, being the last trading day of the Shares on the Stock Exchange immediately preceding the publication of the Announcement

“Latest Lodging Time”	4:30 p.m. on Friday, 28 March 2025 or such other date as the Company may agree, being the latest time for the Shareholders to lodge transfer of Shares in order to be qualified for the Rights Issue

“Latest Practicable Date”	1 April 2025, being the latest practicable date prior to print of this prospectus for ascertaining certain information included in this prospectus

“Latest Time for Acceptance”	4:00 p.m. on Thursday, 24 April 2025 as the latest time and date for acceptance of, and payment for, the Rights Shares

“Latest Time for Termination”	4:00 p.m. on Tuesday, 13 May 2025 or such other time or date as the Placing Agent may agree in writing with the Company, being the latest time for termination of the Placing Agreement

“Listing Committee”	has the meaning as defined in the Listing Rules

“Net Gain”	any premiums paid by the Placees over the Subscription Price for the Unsubscribed Rights Shares and the NQS Rights Shares placed by the Placing Agents under the Compensatory Arrangements

“No Action Shareholders”	those Qualifying Shareholders who do not subscribe for the Rights Shares (whether partially or fully) under the PALs or their renounces, or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed

“Non-Qualifying Shareholder(s)”	the Overseas Shareholder(s) whom the Directors, after making enquiries with the legal advisers in the relevant jurisdictions, consider it necessary or expedient not to offer the Rights Issue to such Overseas Shareholder(s) on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place

DEFINITIONS

“NQS Rights Shares”	the Rights Share(s) which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders in nil-paid form that has/have not been sold by the Company

“NYSE”	the New York Stock Exchange LLC

“NYSE American”	the New York Stock Exchange American (NYSE American LLC)

“Outstanding Convertible Notes”	the outstanding convertible notes issued under the subscription agreement dated 19 January 2021 entered between the Company and Lexinter International Inc.

“Outstanding Share Options”	the outstanding share options granted under the 2014 Share Option Scheme

“Overseas Shareholder(s)”	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose registered address(es) as shown on such register at that time is (are) in (a) place(s) outside Hong Kong

“ PAL(s)”	the provisional allotment letter(s) to be issued to the Qualifying Shareholders in connection with the Rights Issue

“ Placee(s)”	professional, institutional, corporate or other investor(s), procured by the Placing Agent and/or its sub-placing agent(s) to subscribe for any of the Unsubscribed Rights Shares pursuant to the Placing Agreement

“ Placing”	the placing of a maximum of 704,284,056 Unsubscribed Rights Shares on a best effort basis by the Placing Agent to the Placees on the terms and conditions of the Placing Agreement

“Placing Agent”	Cheong Lee Securities Limited, a licensed corporation carrying out type 1 (dealing in securities) type 2 (dealing in futures contracts), type 4 (advising on securities) and type 5 (advising on future contracts) regulated activities under the SFO, being the placing agent appointed by the Company pursuant to the Placing Agreement

DEFINITIONS

“Placing Agreement”	the placing agreement dated Tuesday, 3 December 2024 entered into between the Company and the Placing Agent in relation to the Placing

“Placing Shares”	all the Unsubscribed Rights Shares and the NQS Rights Shares

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting and non-convertible preference shares of HK$0.01 each in the share capital of the Company, whether issued or unissued

“Prospectus Documents”	the prospectus and the PAL

“Prospectus Posting Date”	Tuesday, 8 April 2025 or such other date as may be agreed in writing between the Placing Agent and the Company, being the date of despatch of the Prospectus Documents

“Qualifying Shareholder(s)”	Shareholder(s), whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date, other than the Non-Qualifying Shareholder(s)

“Record Date”	Monday, 7 April 2025 or such other date as may be agreed between the Company and the Placing Agent in writing, being the date by reference to which entitlements of the Shareholders to participate in the Rights Issue will be determined

“ Registrar”	the Hong Kong branch share registrar and transfer office of the Company, Tricor Investor Services Limited, the address of which is at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong

“Rights Issue”	the issue of the Rights Shares on the basis of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date at the Subscription Price on the terms and subject to the conditions set out in the Prospectus Documents

DEFINITIONS

“Rights Share(s)”	Shares to be issued and allotted under the proposed Rights Issue on the basis of three Rights Shares for every one Consolidated Share in issue on the Record Date, being 704,284,056 Consolidated Shares based on the Company’s issued share capital as at the date of the Latest Practicable Date

“Securities Act”	United States Securities Act of 1933, as amended

“SFC”	the Securities and Futures Commission of Hong Kong

“ SFO”	the Securities and Futures Ordinance (Cap 571 of the laws of Hong Kong)

“ Share(s)”	ordinary share(s) in the share capital of the Company from time to time

“Share Consolidation”	the consolidation of every five (5) issued and unissued Shares of HK$0.01 each into one (1) Consolidated Share of HK$0.05 which became effective on 26 March 2025

“Share Option(s)”	the share options to subscribe for Shares granted under the 2014 Share Option Scheme

“Shareholder(s)”	holder(s) of issued Share(s)

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Subscription Price”	HK$0.170 per Rights Share

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers “U.S.” or “United States” the United States of America

“Unsubscribed Rights Shares”	the Rights Shares that are not subscribed by the Qualifying Shareholders

“%”	percent

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park
Mr. Qiu Bin	P.O. Box 1350
Grand Cayman KY1-1108
Non-executive Director:	Cayman Islands
Mr. Ma Lida

Independent Non-executive Directors:	Headquarters, head office and principal
Ms. Tam Ip Fong Sin	place of business in Hong Kong:
Mr. Wang Yuncai	11/F, COFCO Tower
Mr. Liu Kwong Sang	262 Gloucester Road
Mr. Tang Zhaodong	Causeway Bay
Hong Kong

8 April 2025

To the Qualifying Shareholders and, for information only,

the Non-Qualifying Shareholders (if any)

Dear Sir or Madam,

RIGHTS ISSUE ON THE BASIS OF THREE (3) RIGHTS SHARES FOR

EVERY ONE (1) CONSOLIDATED SHARE HELD ON THE RECORD DATE ON A NON-UNDERWRITTEN BASIS

INTRODUCTION

Reference is made to the Announcement and the Circular in relation to, among other things, the Share Consolidation, the Change in Board Lot Size, Increase in Authorised Share Capital and the Rights Issue.

LETTER FROM THE BOARD

The purpose of this prospectus is to provide you with, among other things, further information regarding the Rights Issue, certain financial information and other general information of the Group.

RIGHTS ISSUE

The Company proposed to implement the Rights Issue on the basis of three Rights Shares for every one Consolidated Share held on the Record Date at the Subscription Price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the Qualifying Shareholders.

Rights Issue statistics

Basis of the Rights Issue	:	Three (3) Rights Shares for every one (1) Consolidated Share held by the Qualifying Shareholders on the Record Date

Subscription Price	:	HK$0.170 per Rights Share

Number of Consolidated Shares in issue as at the Latest Practicable Date	:	234,761,352 Consolidated Shares

Maximum number of Rights Shares	:	704,284,056 Rights Shares (assuming there is no other change in the total number of issued Shares on or before the Record Date)

Aggregate nominal value of the Rights Shares	:	HK$35,214,202.80 (assuming no change in the number of Shares in issue on or before the Record Date)

Total Consolidated Shares as enlarged by the Rights Issue (assuming the Rights Issue is fully subscribed)	:	939,045,408 Consolidated Shares (assuming no change in the number of Shares in issue on or before the Record Date and that no new Shares (other than the Rights Shares) will be allotted and issued on or before completion of the Rights Issue)

Maximum gross proceeds to be raised from the Rights Issue	:	Approximately HK$119.7 million

Assuming there is no change in the number of issued Shares on or before the Record Date, 704,284,056 Rights Shares to be issued pursuant to the terms of the proposed Rights Issue represents (i) 300% of the total number of issued Consolidated Shares; and (ii) approximately 75% of the total number of issued Consolidated Shares as enlarged by the allotment and issue of the Rights Shares.

LETTER FROM THE BOARD

The Subscription Price

The Subscription Price is HK$0.170 per Rights Share, which shall be payable in full by a Qualifying Shareholder upon acceptance of the relevant provisional allotment of the Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares. The Subscription Price represents:

(i)	a discount of approximately 26.72% to the adjusted closing price of HK$0.232 per Consolidated Share as quoted on the Stock Exchange on the Latest Practicable Date;

(ii)	a discount of approximately 32.00% to the adjusted closing price of HK$0.250 per Consolidated Share based on the closing price of HK$0.050 per Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(iii)	a discount of approximately 28.27% to the average of the closing prices of approximately HK$0.237 per Consolidated Share based on the average closing price of approximately HK$0.047 as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(iv)	a discount of approximately 51.73% to the average of the closing prices of approximately HK$0.352 per Consolidated Share based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day;

(v)	a discount of approximately 10.53% to the theoretical ex-rights price of approximately HK$0.190 per Consolidated Share based on the closing price of HK$0.250 per Consolidated Share as quoted on the Stock Exchange for the Last Trading Day;

(vi)	theoretical dilution effect (as defined under Rule 7.27B of the Listing Rules) represented by a discount of approximately 24.00%, represented by the theoretical diluted price of approximately HK$0.190 per Consolidated Share to the benchmarked price of approximately HK$0.250 per Consolidated Share (as defined under Rule 7.27B of the Listing Rules, taking into account the higher of (i) the closing price of the Shares as quoted on the Stock Exchange on the Last Trading Day and (ii) the average of the closing prices of the Shares as quoted on the Stock Exchange for the five (5) previous consecutive trading days prior to the date of the Last Trading Day and adjusted for the effect of the Share Consolidation); and

(vii)	a discount of approximately 87.88% to the consolidated net asset value per Consolidated Share of approximately HK$1.402 (based on the consolidated net asset value of the Company as at 30 June 2024 of approximately HK$329.2 million and the total number of issued Consolidated Shares after the Share Consolidation and before the Rights Issue, which will be 234,761,352).

LETTER FROM THE BOARD

The Subscription Price was determined by Company with reference to the amount of fund raising targeted by the Company under the Rights Issue, the market price of the Shares under the prevailing market conditions, the current business performance and financial position of the Group and the reasons for the Rights Issue and the intended use of proceeds as set out in this prospectus. The Company therefore intends to raise funds in the range of HK$119.7 million to invest in business development and strengthen the balance sheet position as well as to replenish the general working capital for the Group’s business and operation. Further, as illustrated above, the Subscription Price of HK$0.170 was set at a discount to the recent trading prices of Shares of approximately 51.73% when compared to the average of the closing price of approximately HK$0.352 per Consolidated Shares based on the average closing price of HK$0.070 as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day. Furthermore, the Subscription Price represents (i) a discount of theoretical diluted price per Consolidated Share to the benchmarked price per Consolidated Share as defined under Rule 7.27B of the Listing Rules and (ii) a significant discount to the consolidated net asset value per Share as at 31 December 2023. Given that the market capitalisation of the Group consistently fell considerably short of its net asset value from 4 November 2024 to 3 December 2024, being the past month prior to and including the Last Trading Day, where the market capitalisation of the Group during the Review Period ranged from approximately HK$96.3 million to approximately HK$58.7 million, which represented a discount of approximately 70.77% and 82.17% respectively to the then audited consolidated net asset value attributable to the Shareholders. This substantial disparity reflects the level of market confidence in the Group’s financial performance, position, and future prospects. The Directors are of the view that the market value of the Shares no longer accurately reflects the underlying net asset value. Hence, after considering all above factors, the Company believes that it is fair and reasonable to set the Subscription Price at a discount to the recent market price and the net asset value of the Company as at 30 June 2024 of the Shares (taking into account the effect of the Share Consolidation) in order to attract Shareholders and investors to participate in the Rights Issue.

In view of the above, the Directors consider that the terms of the Rights Issue, including the Subscription Price which has been set at a discount to the recent closing prices of the Shares with an objective to encourage Qualifying Shareholders to take up their entitlements so as to participate in the potential growth of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Each Rights Share will have a par value of HK$0.05. The aggregate nominal value of the maximum number of Rights Shares will be HK$35,214,202.80.

Non-underwritten Basis

The Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of the provisionally allotted Rights Shares. In the event the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders will be placed to independent placees under the Compensatory Arrangements. Any Unsubscribed Rights Shares remain not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue.

LETTER FROM THE BOARD

As the Rights Issue will proceed on a non-underwritten basis, the Shareholder who applies to take up all or part of his/her/its entitlements under the PAL(s) may unwittingly incur an obligation to make a general offer for the Shares under the Takeovers Code. Accordingly, the Rights Issue will be made on terms that the Company will provide for the Shareholders to apply on the basis that if the Rights Shares are not fully taken up, the application of any Shareholder (except for HKSCC Nominees Limited) for his/her/its assured entitlement under the Rights Issue will be scaled down to a level which does not trigger an obligation on part of the relevant Shareholder to make a general offer under the Takeovers Code in accordance to the note to Rule 7.19(5) of the Listing Rules.

Status of the Rights Shares

The Rights Shares, when issued and fully paid, will be free from all liens, charges, encumbrances and third-party rights, interests or claims of any nature whatsoever and shall rank pari passu in all respects with the Shares then in issue, including as to the right to receive all dividends and distributions which may be declared, made or paid on or after the date of allotment of the Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to the Qualifying Shareholders only. For the avoidance of doubt, unless Qualifying Shareholders submit their requests in writing to the Company for printed copies of the prospectus, the Company will send the prospectus to Qualifying Shareholders in electronic form, while the PAL will be sent in printed copies. For the Non-Qualifying Shareholders, the Company will send copies of the prospectus to them in electronic form for their information only, but no PAL will be sent to the Non-Qualifying Shareholders. To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company and not be a Non-Qualifying Shareholder on the Record Date.

Shareholders whose Shares are held by nominee companies (or which are deposited in CCASS) should note that the Board will regard a nominee company (including HKSCC Nominees Limited) as a single Shareholder according to the register of members of the Company. Shareholders with their Shares held by nominee companies (or which are deposited in CCASS) are advised to consider whether they would like to arrange for registration of the relevant Shares in the name of the beneficial owner(s) prior to the Record Date.

In order to be registered as members of the Company on the Record Date, a Shareholder must lodge the relevant transfer(s) of Share(s) (with the relevant share certificates) with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong by no later than the Latest Lodging Time.

LETTER FROM THE BOARD

The last day of dealing in the Consolidated Shares on cum-rights basis is Wednesday, 26 March 2025. The Consolidated Shares will be dealt with on an ex-rights basis from Thursday, 27 March 2025.

Qualifying Shareholders who take up their pro-rata entitlement in full under the Rights Issue will not suffer any dilution to their interests in the Company.

Qualifying Shareholders who do not take up the Rights Shares to which they are entitled and Non-Qualifying Shareholders should note that their shareholdings in the Company will be diluted.

Rights of Overseas Shareholders

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong. Overseas Shareholders may not be eligible to take part in the Rights Issue as explained below.

In compliance with Rule 13.36(2)(a) of the Listing Rules, the Company have made necessary enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders (if any). If, the Directors consider that it is necessary or expedient not to offer the Rights Shares to the Overseas Shareholders on account either of the legal restrictions under the laws of the relevant place(s) or the requirements of the relevant regulatory body or stock exchange in that (those) place(s), the Rights Issue will not be extended to such Overseas Shareholders. The Rights Share(s) may not be offered or sold in the United States, to any U.S. Person as defined by the Securities Act, or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American unless there is a registration of such securities under the Securities Act or an exemption from the registration requirements of the Act is available. The Company does not intend to make any such registration.

The Company will send the prospectus (without the PAL) and explaining the circumstances in which the Non-Qualifying Shareholders are not permitted to participate in the Rights Issue to the Non-Qualifying Shareholders as set out in this letter for their information only.

It should be remarked that, if a Shareholder resides outside Hong Kong and/or any other overseas resident (including both individuals and companies) wish to invest in the Rights Shares (whether in nil-paid or fully-paid form), he/she/it shall be responsible for complying with the relevant laws of the relevant territory or jurisdiction. The Company will not be responsible for verifying the legal qualification of such Shareholder and/or resident and thus, should the Company suffer any losses or damages due to non-compliance with the laws of the relevant territory or jurisdiction by any such Shareholder and/or resident, the Company shall not be obliged to issue the Rights Shares (whether in nil-paid or fully-paid form) to any such Shareholder and/or resident, if issuing the Rights Shares (whether in nil-paid or fully-paid form) to them is not compliant with the relevant laws or requirements of the relevant territory or jurisdiction.

LETTER FROM THE BOARD

As at the Latest Practicable Date, there are 110 Overseas Shareholders holding 297,200 Shares (representing approximately 0.1266% of the issued share capital of the Company as at the Latest Practicable Date) with registered address situated in the PRC, 56 Overseas Shareholders holding 30,000 Shares (representing approximately 0.0128% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in Philippines, 6 Overseas Shareholders holding 4,524,420 Shares (representing approximately 1.9272% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in the U.S., 2 Overseas Shareholders holding 1,395,287 Shares (representing approximately 0.5943% of the issued share capital of the Company as at the Latest Practicable Date) with registered address located in Canada, 1 Overseas Shareholder holding 1,300,000 Shares (representing approximately 0.5538% of the issued share capital of the Company as at the Latest Practicable Date) with registered address in Cyprus and 1 Overseas Shareholder holding 40,000 Shares (representing approximately 0.0170% of the issued share capital of the Company as at the Latest Practicable Date) with registered address situated in British Virgin Islands. The Company has, in compliance with Rule 13.36(2)(a) of the Listing Rules, made necessary enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders. Based on legal advice provided by the legal advisers as to the law in the PRC, Philippines and British Virgin Islands engaged by the Company and having considered the circumstances, the Board is of the opinion that the relevant legal restrictions and requirements of the relevant body in the PRC, Philippines and British Virgin Islands or the Stock Exchange do not make it necessary or expedient to exclude the Overseas Shareholders with registered address in the PRC, Philippines and British Virgin Islands from the Rights Issue. Accordingly, the Rights Issue will be offered to the Overseas Shareholders in the jurisdiction of the PRC, Philippines and British Virgin Islands. However, the Company is of the opinion that it would be necessary or expedient, on account of the legal restrictions or prohibitions under the laws of the relevant jurisdictions or any requirements of the relevant regulatory body or stock exchange in such jurisdictions and/or the expenditures or time needs to be incurred, not to offer the Rights Shares to the relevant Overseas Shareholders in the U.S., Canada and Cyprus (the “Excepted Shareholders”), no provisional allotment of nil-paid Rights Shares or allotment of fully-paid Rights Shares will be made to Excepted Shareholders due to the time and cost involved in the compliance with the applicable legal or regulatory requirements or special formalities in these jurisdictions if the Rights Shares were to be lawfully made to such Excepted Shareholders. Accordingly, the Excepted Shareholders will be regarded as Non-Qualifying Shareholders and will not qualify for the Rights Issue.

LETTER FROM THE BOARD

Arrangements for the NQS Rights Shares

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses and stamp duty, of more than HK$100 will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of HK$100 or less for the benefit of the Company. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders will, if possible, be placed by the Placing Agent under the Compensatory Arrangements to investors who (or as the case may be, their ultimate beneficial owner(s)) are not Shareholders and are otherwise Independent Third Parties.

Overseas Shareholders should note that they may or may not be entitled to the Rights Issue. Accordingly, Overseas Shareholders should exercise caution when dealing in the securities of the Company.

Closure of register of members for the Rights Issue

The register of members of the Company has been closed from Monday, 31 March 2025 to Monday, 7 April 2025 for determining the Shareholders’ entitlements to the Rights Issue. No transfer of Shares will be registered during the above book closure periods.

Basis of provisional allotment

The basis of the provisional allotment shall be three Rights Shares for every one Consolidated Share in issue and held by the Qualifying Shareholders at the close of business on the Record Date at the Subscription Price payable in full on acceptance and otherwise on the terms and subject to the conditions set out in the Prospectus Documents.

Application for all or any part of a Qualifying Shareholder’s provisional allotment should be made by lodging a duly completed PAL and a cheque or a banker’s cashier order for the sum payable for the Rights Shares being applied for with the Registrar on or before the Latest Time for Acceptance.

Fractional entitlement to the Rights Shares

On the basis of provisional allotment of three Rights Shares for every one Consolidated Share held by the Qualifying Shareholders on the Record Date, no fractional entitlements to the Rights Shares will arise under the Rights Issue.

LETTER FROM THE BOARD

Arrangement on Odd Lot Trading

In order to facilitate the trading of odd lots (if any) of the Shares arising from the Rights Issue, the Company will arrange odd lot trading services during the period from Thursday, 10 April 2025 to Tuesday, 6 May 2025 (both days inclusive). Shareholders who wish to take advantage of this service should contact Cheong Lee Securities Limited at Unit B, 16/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong during office hours (i.e. 9:00 a.m. to 6:00 p.m.) of such period. Shareholders should note that matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of such odd lots is not guaranteed.

Stamp duty and other applicable fees

Dealings in the Rights Shares in both their nil-paid and fully-paid forms will be subject to payment of stamp duty, Stock Exchange trading fee, transaction levy, investor compensation levy or any other applicable fees and charges in Hong Kong.

Certificates of the Rights Shares and refund cheques for the Rights Issue

Subject to the fulfilment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto by ordinary post to their registered addresses at their own risk on or before Thursday, 22 May 2025. If the Rights Issue is terminated, refund cheques in respect of the applications for Rights Shares are expected to be posted on or before Thursday, 22 May 2025 by ordinary post to the applicants at their own risk.

Taxation

Shareholders are advised to consult their professional advisers if they are in any doubt as to the taxation implications of the receipt, purchase, holding, exercising, disposing of or dealing in, the nil-paid Rights Shares or the Rights Shares and, regarding the Non-Qualifying Shareholders, their receipt of the net proceeds, if any, from sale of the nil-paid Rights Shares on their behalf otherwise falling to be issued to them under the Rights Issue under the laws of jurisdictions in which they are liable to taxation. It is emphasised that none of the Company, the Directors nor any other parties involved in the Rights Issue accepts responsibility for any tax effects on, or liabilities of, any person resulting from subscribing for, purchasing, holding, disposal of, dealings in or exercising any rights in relation to the Shares or the Rights Shares.

Application for listing

The Company has applied to the Listing Committee for the listing of, and the permission to deal in, the Rights Shares (in both nil-paid and fully-paid forms) to be issued and allotted pursuant to the Rights Issue. No part of the securities of the Company is listed or dealt in, and no listing of or permission to deal in any such securities is being or is proposed to be sought, on any other stock exchanges.

Pursuant to the Change in Board Lot Size, the nil-paid Rights Shares and the fully-paid Rights Shares shall be traded in the board lot of 10,000 Consolidated Shares.

LETTER FROM THE BOARD

Rights Shares will be eligible for admission into CCASS

Subject to the granting of the listing of, and the permission to deal in, the Rights Shares (in both nil-paid and fully-paid forms) on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares (in both nil-paid and fully-paid forms) will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares on the Stock Exchange, or such other dates as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. Shareholders should seek advice from their licensed securities dealer(s) or other professional adviser(s) for details of those settlement arrangements and how such arrangements will affect their rights and interests.

Application for the Rights Shares

The PALs relating to the Rights Shares are enclosed with this prospectus entitling the Qualifying Shareholders to whom it is addressed to subscribe for the Rights Shares as shown therein by completing such form(s) and lodging the same with separate remittance for the Rights Shares being applied for with the Registrar by the Latest Time for Acceptance.

Procedures for application and payment or transfer

A PAL is enclosed with this prospectus which entitles the Qualifying Shareholder(s) to whom it is addressed to subscribe for the number of Rights Shares shown therein. If a Qualifying Shareholder wishes to accept all the Rights Shares provisionally allotted to him/her/it as specified in the PAL, he/she/it must lodge the PAL in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance with the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, by not later than 4:00 p.m. on Thursday, 24 April 2025 (or, under bad weather conditions, such later time and/or date as mentioned in the section headed “Expected timetable – Effect of bad weather and/or extreme conditions on the Latest Time for Acceptance of and payment for the Rights Shares”). All remittances must be made in Hong Kong dollars by cheques which must be drawn on an account with, or by banker’s cashier orders which must be issued by, a licensed bank in Hong Kong and made payable to “GRAPHEX GROUP LIMITED” and crossed “ACCOUNT PAYEE ONLY”. It should be noted that unless the PAL, together with the appropriate remittance, have been lodged with the Registrar by not later than 4:00 p.m. on Thursday, 24 April 2025, whether by the original allottee or any person in whose favour the rights have been validly transferred, that provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. The Company may, at its sole and absolute discretion, treat a PAL as valid and binding on the person(s) by whom or on whose behalf it is lodged even if the PAL is not completed in accordance with the relevant instructions. The Company may require such incomplete PAL to be completed by the relevant applicants at a later stage.

LETTER FROM THE BOARD

If a Qualifying Shareholder wishes to accept only part of his/her/its provisional allotment or transfer part of his/her/its rights to subscribe for the Rights Shares provisionally allotted to him/her/it under the PAL or to transfer part or all of his/her/its rights to more than one person, the entire PAL must be surrendered and lodged for cancellation by not later than 4:30 p.m. on Monday, 14 April 2025 to the Registrar, who will cancel the original PAL and issue new PALs in the denominations required which will be available for collection from the Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, after 9:00 a.m. on the second Business Day after the surrender of the original PAL. It should be noted that stamp duty is payable in connection with a transfer of rights to subscribe for the Rights Shares.

Procedures in respect of the Unsubscribed Rights Shares and the Compensatory Arrangements

Pursuant to Rule 7.21(1)(b) of the Listing Rules, the Company must make arrangements to dispose of the Unsubscribed Rights Shares by offering the Unsubscribed Rights Shares to independent placees for the benefit of the Shareholders to whom they were offered by way of the rights. There will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

The Company entered into the Placing Agreement with the Placing Agent in relation to the placing of the Unsubscribed Rights Shares to independent placees on a best effort basis. Pursuant to the Placing Agreement, the Company has appointed the Placing Agent to place the Unsubscribed Rights Shares during the Placing Period to independent placees on a best effort basis, and any premium over the Subscription Price for those Rights Shares that is realised will be paid to those No Action Shareholders and Non-Qualifying Shareholders on a pro-rata basis. The Placing Agent will, on a best effort basis, procure, by not later than 4:00 p.m. on Monday, 12 May 2025, acquirers for all (or as many as possible) of those Unsubscribed Rights Shares. Any Unsubscribed Rights Shares which are not placed will not be issued by the Company and the size of the Rights Issue will be reduced accordingly.

Net Gain (if any) will be paid (without interest) to the No Action Shareholders and Non-Qualifying Shareholders as set out below on a pro-rata basis (but rounded down to the nearest cent):

A.	the relevant Qualifying Shareholders (or such persons who hold any nil-paid rights at the time such nil-paid rights are lapsed) whose nil-paid rights are not validly applied for in full, by reference to the extent that Shares in his/her/its nil-paid rights are not validly applied for; and

B.	the relevant Non-Qualifying Shareholders with reference to their shareholdings in the Company on the Record Date.

LETTER FROM THE BOARD

If and to the extent in respect of any Net Gain, any No Action Shareholders or Non-Qualifying Shareholders become entitled on the basis described above to an amount of HK$100 or more, such amount will be paid to the relevant No Action Shareholder(s) and Non-Qualifying Shareholders in Hong Kong Dollars only and the Company will retain individual amounts of less than HK$100 for its own benefit.

THE PLACING AGREEMENT

Principal terms of the Placing Agreement are summarised as below:

On 3 December 2024 (after trading hours of the Stock Exchange), the Company and the Placing Agent entered into the Placing Agreement, pursuant to which the Placing Agent has agreed to procure Placee(s), on a best effort basis, to subscribe for the Unsubscribed Rights Shares. Details of the Placing Agreement are as follows:

Date	:	3 December 2024 (after trading hours of the Stock Exchange)

Placing Agent	:	Cheong Lee Securities Limited

As at the Latest Practicable Date, the Placing Agent and its ultimate beneficial owner(s) are Independent Third Parties

Placing commission	:	The Company shall pay the Placing Agent a placing commission, being 1.5% of the amount which is equal to the Placing Price multiplied by the total number of the Unsubscribed Rights Shares which are successfully placed by the Placing Agent.

Placing price	:	The placing price of the Unsubscribed Rights Shares shall be at least equal to the Subscription Price and the final price determination will depend on the demand for and the market conditions of the Unsubscribed Rights Shares during the placement process.

Placing period	:	The period from Tuesday, 6 May 2025 up to 4:00 p.m. on Monday, 12 May 2025, or such other dates as the Company may announce, being the period during which the Placing Agent will seek to effect the Compensatory Arrangements.

The Unsubscribed Rights Shares are expected to be placed to investors who (or the case may be, their ultimate beneficial owner(s)) are Independent Third Parties.

LETTER FROM THE BOARD

Condition precedent	:	The obligations of the Placing Agent under the Placing Agreement are conditional upon:

(i)	the Share Consolidation and the Increase in Authorised Share Capital becoming effective;

(ii)	the Listing Committee of the Stock Exchange granting the approval for the listing of, and the permission to deal in, the Rights Shares, including the Placing Shares;

(iii)	none of the representations, warranties or undertakings contained in the Placing Agreement being or having become untrue, inaccurate or misleading in any material respect at any time before the completion, and no fact or circumstance having arisen and nothing having been done or omitted to be done which would render any of such undertakings, representations or warranties untrue or inaccurate in any material respect if it was repeated as at the time of completion; and

(iv)	the Placing Agreement not having been terminated in accordance with the provisions thereof.

The Placing Agent shall, on a best effort basis during the Placing Period, seek to procure placees who (or as the case may be, their ultimate beneficial owner(s)) are Independent Third Parties to subscribe for the Unsubscribed Rights Shares and any premium over the Subscription Price for those Rights Shares that is realised will be paid to those No Action Shareholders and Non-Qualifying Shareholders on a pro-rata basis.

The Company will ensure that it will continue to comply at all times with the public float requirement under Rule 8.08 after the Placing and the Rights Issue, after the Placing Period, it is expected that none of the Placees will become a substantial Shareholder. If any of the Placees will become a substantial Shareholder after completion of the Placing and Rights Issue, further announcement will be made by the Company.

LETTER FROM THE BOARD

The Compensatory Arrangements are in compliance with the requirements under Rule 7.21(1)(b) under which the No Action Shareholders may be compensated even if they do nothing (i.e. neither subscribe for Rights Shares nor sell their nil-paid rights) given that the Unsubscribed Rights Shares will be first offered to Independent Third Parties and any premium over the Subscription Price will be paid to the No Action Shareholders. The commission payable to the Placing Agent and the related fees and expenses in relation to such placing will be borne by the Company.

The Placing Agent confirms that it is an Independent Third Party. The terms of the Placing Agreement, including the placing commission, were determined after an arm’s length negotiation between the Placing Agent and the Company with reference to the prevailing market rate and the Company considers the terms to be normal commercial terms. The placing commission of the rights issue transactions announced in the Stock Exchange over the period from 4 September 2024 to 3 December 2024, being three months prior and up to the Last Trading Day, ranged from 0% to 3.50%, with the average and median of approximately 1.55% and 1.50%, respectively. Therefore, the Board is of the view the commission rate of 1.5% is on normal commercial terms, fair and reasonable in light of such rate being within the aforesaid range of the recent commission rate of the rights issue transactions in the market.

The Company considers that the Compensatory Arrangements will provide a compensatory mechanism for the No Action Shareholders, protect the interest of the Independent Shareholders, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Given that the Company has put in place the Compensatory Arrangements as required by Rule 7.21(1)(b) of the Listing Rules, there will be no excess application arrangements in relation to the Rights Issue as stipulated under Rule 7.21(1)(a) of the Listing Rules.

Conditions of the Rights Issue

The Rights Issue is conditional upon:

(a)	the passing by the Shareholders (or the Independent Shareholders, as the case may be) at the EGM of the necessary resolution(s) to approve the Share Consolidation, the Increase in Authorised Share Capital, the Rights Issue and the transactions contemplated thereunder (including but not limited to the allotment and issue of the Rights Shares) by no later than the Prospectus Posting Date;

(b)	the Listing Committee of the Stock Exchange granting or agreeing to grant and not having withdrawn or revoked the listing of, and permission to deal in, all the Rights Shares (in their nil-paid and fully-paid forms);

(c)	the delivery to the Stock Exchange and the filing and registration with the Registrar in Hong Kong respectively one duly certified copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) and otherwise in compliance with the Listing Rules and the Companies (Winding Up and Miscellaneous Provisions) Ordinance not later than the Prospectus Posting Date;

LETTER FROM THE BOARD

(d)	the posting of the Prospectus Documents to the Qualifying Shareholders by the Prospectus Posting Date and the posting of the prospectus to the Non-Qualifying Shareholders, if any, for information purpose only explaining the circumstances in which they are not permitted to participate in the Rights Issue on or before the Prospectus Posting Date as set out in this letter; and

(e)	the Placing Agreement not being terminated pursuant to the terms thereof and remain in full force and effect.

None of the above conditions can be waived. If any of the conditions referred to above is not fulfilled by the Latest Time for Termination, the Rights Issue will not proceed.

Undertaking

The Company has not received, as at the Latest Practicable Date, any irrevocable undertaking from any substantial Shareholder of the Company of any intention in relation to the Rights Shares to be provisionally allotted to that Shareholder under the Rights Issue.

AMERICAN DEPOSITARY SHARES

The Rights Issue and the Right Shares of the Company issuable upon the exercise of such share rights have not been registered under the Securities Act of, or any securities laws of any state in, the United States. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. As provided in registration statement on Form F-1 that was filed by the Company with the U.S. Securities and Exchange Commission and declared effective on 16 August 2022, and under the terms and conditions of the Deposit Agreement, the Company may exclude the ADS Holders for newly issued Rights Shares. The Company does not intend to offer the Rights Issue to the ADS Holders.

As provided in the Deposit Agreement, the Depositary may to the extent deemed by it to be lawful and practical sell the nil-paid rights and distribute the net proceeds of that sale to the ADS Holders entitled to those proceeds. The Depositary will use reasonable efforts to sell the nil-paid rights in proportion to the number of ADS held by the applicable ADS Holders and pay the net proceeds to such ADS Holders otherwise entitled to the nil-paid rights that were sold, upon an averaged or other practical basis without regard to any distinctions among such ADS Holders because of exchange restrictions or the date of delivery of any ADS or otherwise. The Depositary may enter into any arrangements with the Company or persons acting on behalf of the Company to effect the orderly disposal or such nil-paid rights. There is no assurance that the nil-paid rights may be sold at a price greater than the related expenses allocable to ADS Holders. To the extent the nil-paid rights are not disposed of, the Depositary shall permit the nil-paid rights to lapse unexercised and the ADS Holders will not be entitled to any compensation or distribution. An ADS Holders that is not a U.S. person that would like to participate in the Rights Issue and invest in the Right Share(s) (whether in nil-paid or fully-paid form) would need to convert their ADS to Shares or Consolidated Shares (as the case may be) prior to the record date for the Rights Issue specified in this prospectus.

LETTER FROM THE BOARD

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

As disclosed in the annual report of the Company for the year ended 31 December 2023, on 19 July 2023 the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park (the “Park”) which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC (the “Project”). Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The Project will be carried out in different phases, and the Company’s total investment in the first phase of the Project (the “Phase 1 Project”) is estimated around RMB1 billion. Pursuant to the announcements of the Company dated 10 January 2024 and 18 November 2024, the Phase 1 Project has been delayed mainly due to power supply issue and the Company has been actively negotiating with the local power supply authorities, a local power engineering company, the landlord and Nanshu Town Government in order to resolve the issue. Further update to the Phase 1 Project, will be made by the Company by way of announcement(s) in relation thereto as and when appropriate in accordance with the Listing Rules.

Meanwhile, the Company and the Nanshu Town Government planned to conduct another cooperation in promoting the second phase of the Project (the “Phase 2 Project”) in Nanshu Town to further promote the development of Nanshu Town’s lithium battery new energy industry. The Directors noted that the Phase 2 Project can be carried out without being affected by the progress of Phase 1 Project and the condition of power supply in Nanshu Town. The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Being the cooperation partner, the Group shall make investments to the Phase 2 Project and pay taxes to Nanshu Town Government in return. As at the Latest Practicable Date, the Company is in progress to acquire land in Nanshu Town (the “Land”) through public tender, auction or listing-for-sale process. Based on the best estimation of the Board, tentatively the Company intends to construct a factory with total area of about 50,000 square meters on the Land for the production and processing of lithium battery anode materials. Based on the estimation of the Directors, the Land can be put out for bidding and auction within 6 months after all relevant plans and approval are ready. Currently, the Company is negotiating with the local government on the investment terms and conditions of the Phase 2 Project. The Company estimates the construction of the Phase 2 Project will start within four to six months after the land auction if the Land has been granted to the Company by public tender, auction and listing-for-sale. Alternatively the Company may apply for other available land parcels inside the Park through the land application list in case the auction for the Land is not successful. Currently, based on the information on hands, there are at least three vacant land parcels located in the Park which is also available for auction. In light of the financial performance of the Group for the year ended 31 December 2023, the Board considers that it is vital for the Group to have access to additional funding and working capital in order to facilitate its future development and maintain its competitiveness in the market.

LETTER FROM THE BOARD

In addition, as disclosed in the annual results announcement of the Company for the year ended 31 December 2024, the Group recorded current liabilities and non-current liabilities of approximately HK$367.0 million and HK$162.0 million respectively, in particular interest-bearing loans of approximately HK$127.0 million to be repayable within one year. As the Group had cash and cash balances of approximately HK$15.4 million as at 31 December 2024, the Company will be left with very limited cashflow should it use its cash to satisfy the relevant payables. Having considered the prevailing market condition and low level of cash on hand available to the Group, the Directors are of the view that the Rights Issue could provide sufficient funds at no borrowing costs for the Group to make partial repayment of the borrowings and to support the strategic development and general working capital of the Group.

Assuming full subscription under the Rights Issue, the gross proceeds from the Rights Issue are expected to be approximately HK$119.7 million. The net proceeds from the Rights Issue (after deducting the estimated expenses of approximately HK$4.0 million) are estimated to be approximately HK$115.7 million. The estimated net subscription price per Rights Shares after deducting the related expenses of the Rights Issue is expected to be approximately HK$0.164.

The Company intends to apply the net proceeds from the proposed Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of the Phase 2 Project in Laixi City, the PRC including (a) approximately HK$25.0 million or 21.6% of the maximum net proceeds for the purchase of Land or any of the other available land parcels inside the Park; (b) approximately HK$26.3 million or 22.7% of the maximum net proceeds for the purchase of production equipment; and (c) approximately HK$6.6 million or 5.7% of the maximum net proceeds for the factory construction works on the land is purchased. The Director expected the aforesaid land auction is expected to be conducted around the second quarter of 2025. The factory construction works will start within four to six months after the land is granted as mentioned earlier and be completed in three to four months while the purchase of production equipment will start after the architectural design is approved which would be conducted in three months after the land is granted; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of loans and interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group including salary and rental payments for the coming nine to twelve months. In the event that there is an under-subscription of the Rights Issue, the net proceeds of the Rights Issue will be allocated and utilised in accordance to the same proportion to the above uses. The Group is minded to improve its profitability and alleviate the repayment pressure by, among other things, lowering liabilities and finance costs.

LETTER FROM THE BOARD

The Company has considered (i) placing of new shares; (ii) debt financing; (iii) disposal of assets; and (iv) open offer as fund raising alternatives in comparison to the Rights Issue. However, placing would only be available to certain placees and debt financing would result in additional finance costs and increase the Group’s liabilities burden. The Board also considered that debt financing cannot address the high gearing ratio of the Group, and the disposal of assets is not a viable solution to the Group due to the absences of liquid and valuable assets that can generate significant cashflow to improve the financial position of the Group within short time interval. On the other hand, the Board considered that the fundraising by way of the Rights Issue will improve the financial position of the Group immediately. The Board has also considered that open offer is less favorable to the Shareholders compared to the Rights Issue due to the flexibility of the Shareholders being able to sell their entitled nil-paid rights when they do not wish to take up the entitlements under the Rights Issue.

The Rights Issue is an offer to existing Shareholders to participate in the enlargement of the capital base of the Company and enables the Shareholders to maintain their proportionate interests in the Company and continue to participate in development of the Company in the future should they wish to do so. However, those Shareholders who do not participate in the Rights Issue to which they are entitled should note that their shareholding interest in the Company will be diluted.

The Directors consider that, despite any potential dilution impact of the proposed Rights Issue on the shareholding interests of the Shareholders, the terms of the proposed Rights Issue, including the Subscription Price, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole, after taking into account the following factors: (i) the Qualifying Shareholders who do not wish to take up their provisional entitlements under the proposed Rights Issue are able to sell the nil-paid rights in the market; (ii) the proposed Rights Issue allows the Qualifying Shareholders an opportunity to subscribe for their pro-rata Rights Shares for the purpose of maintaining their respective existing shareholding interests in the Company at a relatively low price as compared to the historical market price of the Shares; and (iii) the proceeds from the Rights Issue can fulfil the funding needs of the Group.

LETTER FROM THE BOARD

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Save and except for the equity fund raising activity set out below, the Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the Latest Practicable Date:

Date of initial announcement	Equity fund raising activity	Net proceeds raised	Intended use of proceeds	Actual use of proceeds
(approximately)

26 March 2024	Issue of 2,400,000 shares to Maxim Group LLC at HK$0.179 per share	US$55,077 (or HK$429,600)	To set off US$55,077 general consulting and related services to the Company in the United States	Set off US$55,077 general consulting and related services to the Company in the United States. Completion on 8 May 2024

20 June 2024	Subscription of 43,689,383 new Shares at approximately HK$0.125 per subscription Shares	HK$5,461,000	To set off US$700,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting-off US$700,000 owing to Chen Stephen Hing Ming at completion of the subscription on 28 June 2024

17 October 2024	Placing of 185,480,000 new Shares at approximately HK$0.066 per subscription Shares	HK$12.24 million (gross proceeds); HK$11.97 million (net proceeds)	To be used for the development of the graphene business, repayment of borrowings and general working capital of the Group	Used for the development of the graphene business, repayment of borrowings and general working capital of the Group. Completion on 8 November 2024

LETTER FROM THE BOARD

EFFECT OF THE SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the following table sets out the possible changes in the shareholding structure of the Shares in the Company arising from the proposed Rights Issue.

Set out below is the shareholding structure of the Company (i) as at the Latest Practicable Date; (ii) immediately after completion of the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Issue in full; and (iii) immediately after completion of the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full:

	As at the Latest Practicable Date		Immediately after completion of the Rights Issue assuming all Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full		Immediately after completion of the Rights Issue assuming none of the Qualifying Shareholders have taken up their respective entitlements of the Rights Shares in full
	Number of Shares	Approximately	Number of Shares	Approximately	Number of Shares	Approximately
Chan Yick Yan Andross	19,722,177	8.40%	78,888,708	8.40%	19,722,177	2.10%
PBLA Limited	15,024,734	6.40%	60,098,936	6.40%	15,024,734	1.60%
Lau Hing Tat Patrick	11,179,088	4.76%	44,716,356	4.76%	11,179,088	1.19%
Qiu Bin	136,000	0.06%	544,000	0.06%	136,000	0.01%

Public Shareholders
Placees	–	–	–	–	704,284,056	75.00%
Other public Shareholders	188,699,353	80.38%	754,797,408	80.38%	188,699,353	20.10%
Total	234,761,352	100.00%	939,045,408	100.00%	939,045,408	100.00%

Notes:

1.	The percentage figures have been subject to rounding adjustments. Any discrepancies between totals and sums of amounts listed herein are due to rounding adjustments.

2.	Shareholders and public investors should note that the above shareholding scenarios are for illustration purposes only and the actual changes in the shareholding structure of the Company upon completion of the Rights Issue are subject to various factors, including the results of acceptances of the Rights Issue.

LETTER FROM THE BOARD

WARNING OF THE RISKS OF THE CONSOLIDATION SHARES AND NIL-PAID RIGHTS SHARES

The Rights Issue is subject to the fulfilment of conditions including, among other things, the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. Please refer to the paragraph headed “Conditions of the Rights Issue” in this prospectus. If the conditions to the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholder or other person dealing in the Shares and/or Rights Shares up to the date on which all the conditions of the Rights Issue are fulfilled will accordingly bear the risk that the Rights Issue may not proceed.

Subject to the fulfilment of conditions, the Rights Issue will proceed on a non-underwritten basis irrespective of the level of acceptance of provisionally allotted Rights Shares. Accordingly, if the Rights Issue is undersubscribed, the size of the Rights Issue will be reduced. Qualifying Shareholders who do not take up their assured entitlements in full and Non-Qualifying Shareholders, if any, should note that their shareholdings in the Company may be diluted, the extent of which will depend in part on the size of the Rights Issue.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and/or the Rights Shares. Any Shareholders or other persons contemplating any dealings in the Shares and/or Rights Shares in nil-paid form are recommended to consult their professional advisers.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this prospectus.

For and on behalf of
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

A.	FINANCIAL INFORMATION OF THE GROUP

The financial information of the Group for the four years ended 31 December 2021, 2022, 2023 and 2024 are disclosed in the following documents which have been published on the websites of the Stock Exchange (www.hkex.com.hk) and the Company (http://www.graphexgroup.com), respectively:

(i)	the audited consolidated financial statements of the Group for the year ended 31 December 2021 is disclosed in the annual report of the Company for the year ended 31 December 2021 published on 28 April 2022, from pages 106 to 227:

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0428/2022042803733;

(ii)	the audited consolidated financial statements of the Group for the year ended 31 December 2022 is disclosed in the annual report of the Company for the year ended 31 December 2022 published on 27 April 2023, from pages 104 to 231:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0427/2023042704608.pdf;

(iii)	the audited consolidated financial statements of the Group for the year ended 31 December 2023 is disclosed in the annual report of the Company for the year ended 31 December 2023 published on 29 April 2024, from pages 105 to 237:

https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0429/2024042903407.pdf; and

(iv)	the consolidated financial statements of the Group for the year ended 31 December 2024 is disclosed in the 2024 annual results announcement of the Company for the year ended 31 December 2024 published on 28 March 2025, from pages 2 to 16:

https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0328/2025032804354.pdf

B.	STATEMENT OF INDEBTEDNESS

As at the close of business on 28 February 2025, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following indebtedness:

●	As at 28 February 2025, the Group had outstanding unsecured and unguaranteed corporate bonds of approximately HK$112.6 million. These borrowings denominated in HK$ bear coupon interest at rates of 6% per annum.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

●	As at 28 February 2025, the Group had outstanding bank borrowing of approximately HK$13.7 million. These borrowings denominated in RMB bear interest at rates of 2.95% to 3.75% per annum. The bank borrowing of approximately HK$8.7 million is guaranteed by a subsidiary of the Company and approximately HK$5.0 million is unsecured and unguaranteed.

●	As at 28 February 2025, the Group had outstanding unsecured and unguaranteed other borrowings of approximately HK$23.5 million of which current portion was approximately HK$12.1 million and non-current portion was approximately HK$11.4 million. These borrowings are denominated in HK$, USD and RMB and bear interest at rates of 3% to 15% per annum.

●	As at 28 February 2025, the Group had outstanding unsecured and unguaranteed promissory note with principal amount of approximately HK$68.0 million bear coupon interest at rates of 2% per annum.

●	As at 28 February 2025, the Group had outstanding convertible notes of approximately HK$3.8 million bear interest at rates of 5.5% per annum. The convertible notes of approximately HK$3.0 million is secured by the entire issued capital of a subsidiary of the Company and approximately HK$0.8 million is unsecured and unguaranteed.

●	As at 28 February 2025, the Group had outstanding amounts due to related parties of approximately HK$15.7 million which have no fixed terms of repayment and are interest-free and unsecured.

As at 28 February 2025, the Group had total lease liabilities of approximately HK$18.7 million of which current portion was approximately HK$4.3 million and non-current portion was approximately HK$14.4 million.

Save as disclosed above, and apart from intra-group liabilities and trade payables in the normal course of business of the Group, as at 28 February 2025, being the latest practicable date for the purpose of preparing this statement of indebtedness, the Group did not have any other loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

The Directors confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 28 February 2025 up to the Latest Practicable Date.

C.	WORKING CAPITAL STATEMENT

The Directors, after due and careful enquiry, are of the opinion that in the absence of unforeseeable circumstances, taking into account the estimated net proceeds from the Rights Issue and the financial resources available to the Group, including cash and cash equivalents on hand, cash flows from operating activities and available facilities, and based on the assumptions that following financing plans and measures can be successfully executed, the Group will have sufficient working capital for its present requirements for at least the next twelve (12) months following the date of this prospectus.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Likelihood of the successful extension of the certain amount of other borrowings, corporate bonds and convertible bonds (collectively referred to as the “Debts”)

The Group has been actively negotiating extension of the Debts with the Debts holders. Partial Debts matured during 2021, 2022 and 2023. In 2023, certain holders of these matured Debts with aggregate carrying amount of approximately HK$76,040,000 agreed in writing to extend the repayment date of the relevant Debts to 30 June 2025 but these holders have the right to demand immediate repayment from May 2024.

As at 28 February 2025, the Group has not repaid any Debts with aggregate carrying amount of approximately HK$39,926,000, which had respective maturity dates due on or before

28 February 2025. In aggregate, as at 28 February 2025, the Group has Debts amounted HK$115,966,000 repayable on demand in which HK$76,040,000 is due on 30 June 2025.

On 30 December 2024, the Group applied for extension negotiation with each Debt holder, seeking to extend the repayment date of Debt balance in aggregate of HK$134,466,000 as at 28 February 2025 to maturity date beyond the forecast period, of which, holders of Debts amounted HK$18,500,000 have agreed in writing to the extension as at 28 February 2025.

As of the date of this letter, application of Debts amounted HK$115,966,000 are currently under review by each respective Debt holder. As such, as of the date of this letter, in the absence of any other legally binding agreements, Debts amounted HK$115,966,000 is repayable on demand. Up to date, the holders of these respective Debts have not requested any repayment. The Group has been actively negotiating with these Debt holders to secure for extension of repayment dates.

The Directors of the Group believe that successfully extending Debts, together with the short-term loan facility of HK$50,000,000 obtained which is due on 30 April 2026, coupled with utilizing internal resources would enhance the Group’s liquidity position to repay Debts. The Directors of the Group considered that the Group will have sufficiency working capital at least the next 12 months from the date of this prospectus.

D.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company since 31 December 2024, being the date to which the latest published audited consolidated financial statements of the Company were made up.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

E.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

As mentioned in the final results announcement of the Company for the year ended 31 December 2024, the revenue contributed by the graphene products segment (the “Graphene Products Segment”) for the year ended 31 December 2024 recorded a year-to-year decline of 40% to approximately HK$118 million, representing 63% of the total revenue of the Group. The decline in revenue is due to drop of price caused by keen competition. The adjusted EBITDA of Graphene Products Segment is down 54% to approximately HK$17.7 million compared to that of 2023. For the year ended 31 December 2024, the total output of spherical graphite was approximately 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2024.

Geopolitical tensions and government policies concerning critical minerals have significantly impacted the Group’s global expansion strategy. Consequently, the Group will continue to adopt a cautious approach to increasing the production capacity of its graphene products. Recently, three new patents belonging to the Group have been published, and one new patent application has been submitted. These patents pertain to innovative processing technologies and the manufacturing of silicon-carbon anode materials. The Group is firmly convinced that investing in technology and research is essential for maintaining its position within the battery supply chain.

For the year ended 31 December 2024, the Landscape Architecture segment contributed revenue of approximately HK$69.9 million, representing approximately 37% of the Group’s total revenue. The segment revenue decreased by HK$27.1 million from approximately HK$97 million, representing a 28% drop. The gross profit margin of the Landscape Architecture business increased by approximately 15 percentage points to about 58% for the year ended 31 December 2024, as compared with that of 43% for the year ended 31 December 2023.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2024, impact on the Group’s Landscape Architecture segment was relatively less rigorous compared to the industry as a whole. The Group has continued to exercise tight cost control on its landscape architecture design business while maintaining the quality of its production.

The Group has strived to ensure the provision of quality landscape architecture services and sustain its market leadership in the industry.

The Group believe the global shift towards electrification as a pathway to sustainability will drive an increasing demand for rechargeable batteries over the coming years. This heightened demand is anticipated due to the expanding applications of these batteries in various sectors such as electric vehicles, renewable energy storage, consumer electronics, and numerous industrial uses.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Despite the continuous advancements in battery technologies and the emergence of new systems, lithium-ion batteries are expected to remain the cornerstone of energy storage solutions. Their reliability, efficiency, and cost-effectiveness make them the preferred choice for both established and novel applications. Graphite, as the primary material used for the anodes in lithium-ion batteries, will continue to be in high demand to support this growth.

The Group has laid out a comprehensive five-year plan focusing on expanding production capacity, intensifying research and development efforts, and exploring innovative battery systems. This strategic investment aims to ensure that its production of graphite anode materials can meet the evolving requirements of different battery chemistries. Furthermore, the Group’s commitment to responsible and environmentally friendly production processes aligns with the rising environmental and social expectations from various stakeholders. This holistic approach positions us to effectively cater to the increasing demand for lithium-ion batteries while adhering to stringent ESG standards and sustainability practices.

F.	PRINCIPAL RISKS AND UNCERTAINTIES

The Directors are aware that the Group is exposed to various risks, including some which are specific to the Group or the industries in which the Group operates as well as others that are common to most if not all other businesses. The Directors have established a policy to ensure that significant risks which may adversely affect the Group’s performance and ability to deliver on its strategies, as well as those which may present positive opportunities, are identified, reported, monitored, and managed on a continuous basis.

The following are key risks that are considered to be of most significance to the Group at this time. They have the potential to adversely and/or materially affect the Group’s businesses, financial conditions, results of operations and growth prospects if they are not managed effectively. These key risks are by no means exhaustive or comprehensive, and there may be other risks, in addition to those shown below, which are not known to the Group or which may not be material now but could turn out to be material in the future.

Market risk

COVID-19 pandemic

The outbreak of COVID-19 has caused serious contraction of the global economy. Despite the diversification of businesses, the Group’s business operations have inevitably been affected when the local government imposed movement control measures as to slow the spread of the virus. The Group continues to monitor the overall impact of COVID-19 and to contain its operational and financial risks. Different levels of proactive measures and contingency plans have been formulated to act on possible situations in order to sustain the Group’s business operations.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Business and strategic risk

Innovation and product development

If the Group fails to keep updated of important technological changes in the industry, the Group’s business could be affected. The Group has made continuous efforts on research and development and monitored technological innovations in the industry to keep up the Group’s competitiveness in the graphene business.

Client management

In the event that the Group is unable to retain the clients or expand the client base, the overall business may be adversely affected. Business development team and project team maintain business relationship with existing clients and keep the clients informed of the recent developments of the Group to strengthen the brand and reputation through quality service. Project directors conduct ongoing monitoring on every contract to ensure the deliverables are up to standard and timely followed.

Credit risk

Accounts receivables management

If the progress payments are not settled by the client on time and in full, the accounts receivables will be long outstanding. This situation may increase the Group’s credit risk and liquidity risk. Regular meetings are held to discuss client’s payment status. For those long outstanding accounts receivables, written payment reminder will be issued to the client and legal advices will be sought.

Liquidity risk

Debt settlement

The risk of being unable to settle obligations as they fall due. The Directors will closely monitor the liquidity and cash flow position of the Group to fulfill all the debt obligations of the Company.

Legal and compliance risk

Local and international law and regulatory requirements

The ordinary shares of the Company is listed in Hong Kong and its ADS listed in the United States, and operates in Hong Kong and the PRC. It may be exposed to different and changing government policies, political, social, legal and regulatory requirements. The Group has internal procedures to monitor legal and compliance matters for daily operations and will seek internal and external legal advice as and where appropriate for new business initiatives.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operational risk

Cost management

Business operations and financial positions may be affected if the cost is not controlled effectively. Project plan is prepared by project team. Management will regularly monitor the project schedule and evaluate the reason of any excessive time cost spent on particular project. If gross profit margin is lower than required, meetings will be held to discuss the reasons behind.

Sub-consultant management

If there is no proper sub-consultant selection procedure, an inappropriate sub-consultant would be selected in an unfair and untransparent manner. A proper selection and quotation comparison procedure is formulated and implemented in the event that the service of sub-consultant is involved.

IT risk

Cyber security

The Group has diversified into different business segments across cities in Hong Kong and China. The increased application of information technology in the Group’s businesses, the threats to IT systems including cyberattacks are imminent and present a real challenge to the Group’s business operations. The Group has implemented a set of comprehensive IT security policies and procedures to address those threats and mitigate the potential loss of the Group’s assets and operations, reduce the impact on its business and resume its business operations as soon as practicable.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

For illustrative purpose only, set out below is the unaudited pro forma statement of adjusted consolidated net tangible liabilities of the Group after completion of the Rights Issue. Although reasonable care has been exercised in preparing the unaudited pro forma financial information, Shareholders who read the information should bear in mind that these figures are inherently subject to adjustments and may not give a complete picture of the Group’s financial results and positions for the financial periods concerned.

A.	UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE LIABILITIES OF THE GROUP

The statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 31 December 2024 has been prepared by Directors of the Company (the “Directors”) in accordance with Paragraph 29 of Chapter 4 of the Listing Rules to illustrate the effects of the Rights Issue on the consolidated net tangible liabilities of the Group attributable to the owners of the Company as if the Rights Issue had taken place on 31 December 2024.

The statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company has been prepared for illustrative purposes only, based on the judgements and assumptions of the Directors, and because of its hypothetical nature, may not give a true picture of the financial position of the Group following the Rights Issue.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following statement of unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company is based on the audited consolidated net tangible liabilities of the Group as extracted from the Group’s consolidated financial statements for the year ended 31 December 2024, on which an audited annual results has been published, adjusted as described below:

				Prior to Completion of Rights Issue		After Completion of Rights Issues
	Audited consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 31 December 2024	Estimate net proceeds from the Rights Issue	Unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to the owners of the Company immediately after the completion the Rights Issue	Audited consolidated net tangible liabilities of the Group per share attributable to owners of the Company as at 31 December 2024 before the completion of Share Consolidation	Unaudited pro forma consolidated net tangible liabilities of the Group per share attributable to owners of the Company as at 31 December 2024 after the completion of Share Consolidation

Unaudited pro forma

consolidated net tangible

liabilities of the Group per share attributable to

owners of the Company as at 31 December

2024 after the completion of

Share Consolidation

and Rights Issues

	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)
	HK$’000	HK$’000	HK$’000	HK$	HK$	HK$

Rights Shares to be issued at Subscription price of HK$0.17 per Rights Share	(235,546)	115,700	(119,845)	(0.20)	(1.00)	(0.13)

Notes:

1.	The consolidated net tangible liabilities of the Group attributable to the owners of the Company as at 31 December 2024 is based on audited consolidated net assets of the Group attributed to the owners of the Company of HK$280,359,000 as adjusted by exclusion of goodwill of HK$101,939,000, other intangible assets of HK$408,408,000 and deferred tax assets of HK$5,558,000 as shown on the Group’s audited consolidated financial statements for the year ended 31 December 2024 that has been extracted from the audited annual results of the Company for the year ended 31 December 2024 dated 28 March 2025.

2.	The estimated net proceeds from the Rights Issue of approximately HK$115,700,000 are calculated based on the maximum number of 704,284,056 Rights Shares (in the proportion of three (3) Rights Shares for every one (1) Consolidated Share held on the Record Date which is 234,761,352 Shares) to be issued at the subscription price of HK$0.17 per Rights Share assuming full acceptance of the Rights Shares by all of the Qualifying Shareholders and the holder of convertible note will not exercise any conversion rights under the convertible note, after deduction of the estimated related expenses of approximately HK$4,000,000.

3.	The audited consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 per Share before the Rights Issue is calculated based on the audited consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 before the Rights Issue of approximately HK$235,546,000 (note 1 above) divided by 1,173,806,762 existing Shares held on the Record Date.

4.	The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 per Share before the Rights Issue is calculated based on the audited consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 before the Rights Issue of approximately HK$235,546,000 (note 1 above) divided by 234,761,352 Shares, as if the Share Consolidation has been completed on 31 December 2024.

5.	The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 per Share immediately after the completion of the Rights Issue (assuming full acceptance of the Rights Shares by all of the Qualifying Shareholders) is arrived at based on the unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to equity owners of the Company as at 31 December 2024 immediately after completion of the Rights Issue of approximately HK$119,845,000 divided by 939,045,408 pro forma Shares which comprise (i) 234,761,352 Consolidated Shares held on the Record Date, and (ii) 704,284,056 Rights Shares to be issued assuming that the Rights Issue has been completed on 31 December 2024 and holders of convertible notes will not exercise any conversion rights under the convertible note.

6.	Except as disclosed above, no adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 31 December 2024.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

B.	ACCOUNTANTS’ REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following is text of a report, prepared for the sole purpose of inclusion in this prospectus, received from the independent reporting accountants of the Company, AOGB CPA Limited, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information of the Group as set out in Section A of Appendix II to this prospectus.

INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE COMPLICATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

To the Directors of Graphex Group Limited

Capitalised terms used in this report shall have the same meanings as defined in the prospectus dated 8 April 2025 (the “Prospectus”) of Graphex Group Limited (the “Company”) unless the context requires otherwise.

We have completed our assurance engagement to report on the compilation of unaudited pro forma financial information of the Company and its subsidiaries (collectively referred to as the “Group”) by the Directors of the Company (the “Directors”) for illustrative purposes only. The unaudited pro forma financial information (the “Unaudited Pro Forma Financial Information”) consists of the unaudited pro forma statement of adjusted consolidated net tangible liabilities of the Group attributable to owners of the Company as at 31 December 2024 as set out on pages II-1 to II-3 of the Prospectus. The applicable criteria on the basis of which the Directors have compiled the Unaudited Pro Forma Financial Information are described on pages II-1 to II-3 of the Prospectus.

The Unaudited Pro Forma Financial Information has been compiled by the Directors to illustrate the impact of the rights issue (the “Rights Issue”) on the Group’s consolidated net tangible liabilities attributable to owners of the Company as at 31 December 2024 as if the Rights Issue had taken place at 31 December 2024. As part of this process, information about the Group’s consolidated net tangible liabilities has been extracted by the Directors from the Group’s consolidated financial statements for the year ended 31 December 2024, on which an audited annual results has been published.

Directors’ Responsibilities for the Unaudited Pro Forma Financial Information

The Directors are responsible for compiling the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (the “AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Management 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements” issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled, the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Listing Rules and with reference to AG 7 issued by the HKICPA.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Pro Forma Financial Information.

The purpose of Unaudited Pro Forma Financial Information included in an investment circular is solely to illustrate the impact of a significant event or transaction on the unadjusted financial information of the Group as if the event or transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at 31 December 2024 would have been as presented.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

A reasonable assurance engagement to report on whether the Unaudited Pro Forma Financial Information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the Unaudited Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

●	the related pro forma adjustments give appropriate effect to those criteria; and

●	the Unaudited Pro Forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountants’ judgement, having regard to the reporting accountants’ understanding of the nature of the Group, the event or transaction in respect of which the Unaudited Pro Forma Financial Information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Unaudited Pro Forma Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

(a)	the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group; and

(c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

AOGB CPA Limited

Certified Public Accountants

Hong Kong 8 April 2025

Ho Chun Shing

Practicing certificate number P07257

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this prospectus is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this prospectus misleading.

2.	SHARE CAPITAL

(a)	Share capital as at the Latest Practicable Date

HK$

Authorised:
1,800,000,000 Consolidated Shares of HK$0.05 each	90,000,000
1,000,000,000 Preference Shares of HK$0.01 each	10,000,000

100,000,000

HK$

Issued and fully paid:

234,761,352 Consolidated Shares of HK$0.05 each	11,738,067.60
323,657,534 Preference Shares of HK$0.01 each	3,236,575.34

(b)	Immediately upon completion of the Rights Issue (assuming no other change in the number of issued Shares and full acceptance of Rights Shares by all Qualifying Shareholders)

HK$

Authorised:

1,800,000,000 Consolidated Shares of HK$0.05 each	90,000,000
1,000,000,000 Preference Shares of HK$0.01 each	10,000,000

100,000,000

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APPENDIX III	GENERAL INFORMATION

HK$

Issued and fully paid:

234,761,352 Consolidated Shares of HK$0.05 each	11,738,067.60
704,284,056 Rights Shares to be allotted and issued under the Rights Issue	35,214,202.80

939,045,408 Shares in issue immediately upon completion of the Rights Issue	46,952,270.40

323,657,534 Preference Shares of HK$0.01 each	3,236,575.34

All the Rights Shares to be issued will rank pari passu in all respect with each other, including, in particular, as to dividends, voting rights and capital, and once issued and fully paid, with all the Shares in issue as at the date of allotment and issue of the Rights Shares.

The Company has applied to the Listing Committee for the listing of and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. No part of the share capital or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or Rights Shares or any other securities of the Company to be listed or dealt in on any other stock exchange. As at the Latest Practicable Date, there were no arrangements under which future dividends are waived or agreed to be waived. As at the Latest Practicable Date, (i) the Company has outstanding Share Options entitling the holders thereof to subscribe for a total of 1,935,538 Shares under the 2014 Share Option Scheme; (ii) the number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 2,925,614 Shares; (iii) the Company has 1,168,461 outstanding convertible notes with aggregate principal value of US$490,000; and (iv) the Company has 17,884,615 warrants outstanding.

Save as disclosed above, as at the Latest Practicable Date, the Company has no other derivatives, outstanding convertible securities, options or warrants in issue which confer any right to subscribe for, convert or exchange into the Shares.

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APPENDIX III	GENERAL INFORMATION

3.	DISCLOSURE OF INTERESTS

(a)	Directors’ and chief executive’s interests and short positions in the Shares and underlying Shares

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

		Number of issued ordinary shares of the Company
Name of director	Capacity	Personal interest	Family interests	Corporate interest	Total	Approximate % of shareholding
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	978,800	–	18,743,377 (note 1)	19,722,177	8.40%

Lau Hing Tat Patrick	Beneficial owner, interest of controlled corporation	1,978,400	–	9,200,689 (note 2)	11,179,089	4.76%

Qiu Bin	Beneficial owner	136,000	–	–	136,000	0.06%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

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APPENDIX III	GENERAL INFORMATION

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding

Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Substantial shareholders and other persons’ interests in Shares and underlying Shares

As at the Latest Practicable Date, so far as the Directors and chief executive of the Company are aware, other than the Director or chief executive of the Company, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.

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APPENDIX III	GENERAL INFORMATION

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding

The Bank of New York Mellon Corporation	Interest of controlled corporation	51,605,344	21.98%

The Bank of New York Mellon	Beneficial owner	51,605,344	21.98%

CYY Holdings Limited (note 1)	Beneficial owner	18,743,377	7.98%

PBLA Limited (note 2)	Beneficial owner	15,024,733	6.40%

Pubang Landscape Architecture (HK) Company Limited (note 2)	Interest of controlled corporation	15,024,733	6.40%

Pubang Landscape Architecture Company Limited (note 2)	Interest of controlled corporation	15,024,733	6.40%

LSBJ Holdings Limited (note 3)	Beneficial owner	9,200,688	3.92%

Notes:

1.	CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2.	PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3.	LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

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APPENDIX III	GENERAL INFORMATION

Short position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding

The Bank of New York Mellon Corporation	Interest of controlled corporation	51,605,344	21.98%

The Bank of New York Mellon	Beneficial owner	51,605,344	21.98%

4.	DIRECTORS’ INTERESTS IN CONTRACT AND ASSET

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2024, the date to which the latest published audited accounts of the Group were made up.

There was no contract or arrangement entered into by any member of the Group, subsisting as at the Latest Practicable Date, in which any of the Directors was materially interested and which was significant in relation to the business of the Group as a whole.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into or proposed to enter into any service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or controlling shareholders of the Company or their respective associates had any business or interest which competes or may compete with the business of the Group, or have or may have any other conflicts of interest with the Group.

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, claim or arbitration of material importance and there was no litigation, claim or arbitration of material importance known to the Directors to be pending or threatened against any member of the Group.

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APPENDIX III	GENERAL INFORMATION

8.	MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group within the two years immediately preceding the date of this prospectus:

(i)	the Placing Agreement;

(ii)	the placing agreement dated 17 October 2024 made between the Company and Cheong Lee Securities Limited relating to the placing of 185,480,000 new shares at HK$0.066 per share under general mandate;

(iii)	the subscription agreement dated 20 June 2024 made between the Company and Chen Stephen Hing Ming relating to subscription of 43,689,383 new shares at subscription price of HK$0.125 under general mandate;

(iv)	the engagement letter dated 26 March 2024 made between the Company and Maxim Group LLC relating to allot and issue of 2,400,000 shares as consideration to the engagement letter;

(v)	the leasing agreement dated 10 January 2024 made between Graphex (Shandong) New Energy Technologies Limited* (烯石(山東)新能源科技有限公司), an indirect wholly owned subsidiary of the Company and Qingdao Leading New Building Materials Technology Co., Ltd.* (青島領軍新型建材科技有限公司) relating to the factory buildings 6#, 7#, 8# and 11# in the Industrial Park;

(vi)	the subscription agreement dated 27 November 2023 made between the Company and Tycoon Partner Holdings Limited relating to subscription of 100,000,000 new shares at subscription price of HK$0.405 under general mandate;

(vii)	the subscription agreement dated 27 November 2023 made between the Company and Chen Stephen Hing Ming relating to subscription of 8,000,000 new shares at subscription price of HK$0.405 under general mandate; and

(viii)	the subscription agreement dated 27 November 2023 made between the Company and Redchip Companies Inc. relating to subscription of 1,400,000 new shares at subscription price of HK$0.418 under general mandate.

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APPENDIX III	GENERAL INFORMATION

9.	EXPERT AND CONSENT

The following is the qualification of the expert or professional adviser who has given opinion or advice contained in this prospectus (collectively, the “Expert”):

Name	Qualification

AOGB CPA Limited	Certified Public Accountants

As at the Latest Practicable Date, the above Expert has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion herein of its letters or reports and the reference to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, the above Expert did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above Expert did not have any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2024, being the date to which the latest published audited accounts of the Company were made up.

10.	EXPENSES

The expenses in connection with the Rights Issue, including financial advisory fees, placing commission (assuming the Rights Issue is not fully-subscribed and any Unsubscribed Rights Shares are placed by the Placing Agent), printing, registration, translation, legal and accountancy charges are estimated to be up to approximately HK$4.0 million, which are payable by the Company.

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APPENDIX III	GENERAL INFORMATION

11.	CORPORATE INFORMATION AND PARTIES INVOLVED IN THE RIGHTS ISSUE

Board of Directors	Executive Directors
Mr. Lau Hing Tat Patrick Mr. Chan Yick Yan Andross Mr. Qiu Bin

Non-executive Director
Mr. Ma Lida

Independent non-Executive Directors
Ms. Tam Ip Fong Sin Mr. Wang Yuncai Mr. Liu Kwong Sang Mr. Tang Zhaodong

Registered office	Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

Head office and principal place of business in Hong Kong	11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Authorised representatives	Mr. Kwok Ka Hei 11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Mr. Chan Yick Yan Andross 11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Business address of all Directors and authorised representatives	11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

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APPENDIX III	GENERAL INFORMATION

Company secretary	Mr. Kwok Ka Hei (Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants)

Principal share registrar and transfer office	Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park P.O. Box 1350 Grand Cayman KY1-1108 Cayman Islands

Hong Kong branch share registrar and transfer office	Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong

ADS Depositary	Bank of New York Mellon 8th Floor 240 Greenwich Street New York, NY 10286

Principal bankers	Bank of China (Hong Kong) Limited 1 Garden Road Hong Kong

Bank of Communications Co., Limited 10/F, No. 77 Gloucester Road Wanchai Hong Kong

The Bank of East Asia, Limited 6/F, 33 Des Voeux Road Central Central

The Hongkong and Shanghai Banking Corporation Limited Level 3, HSBC Main Building 1 Queen’s Road Central Central Hong Kong

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APPENDIX III	GENERAL INFORMATION

Auditor	Crowe (HK) CPA Limited Certified Public Accountants 9/F, Leighton Centre 77 Leighton Road Causeway Bay Hong Kong

Reporting accountants	AOGB CPA Limited Certified Public Accountants Suite 2501–03, Tesbury Centre 28 Queen’s Road East Admiralty Hong Kong

Legal advisers to the Company	As to Hong Kong laws Tso Au Yim & Yeung Unit 2, 21st Floor Hong Kong Trade Centre 161–167 Des Voeux Road Central Hong Kong

As to U.S. laws Wilson William LLC 43 West 43rd Street Suite 130 New York, NY10036-7424

As to PRC laws China Commercial Law Firm Floor 21A-3, 22A, 23A, 24A, 25A, 26A of Hong Kong China Travel Service Building 4011 Shennan Avenue Futian District, Shenzhen China

As to Philippines laws A. A. Amador Associates 1612 Tower One, Ayala Triangle Ayala Avenue 1226 Makati City, Philippines

Placing Agent	Cheong Lee Securities Limited Unit B, 16/F Bank of East Asia Harbour View Center 56 Gloucester Road Wanchai Hong Kong

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APPENDIX III	GENERAL INFORMATION

12.	PARTICULARS OF THE DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. Lau Hing Tat Patrick ( 劉 興 達 ), JP, aged 65, is the Chairman of the Board and an executive Director since 25 November 2013. He has over 41 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong ( 怡 境 師 ) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master’s degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society (亞洲人居環境協會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of Buildings Appeal Tribunal Panel. He was a member of the Town Planning Appeal Board Panel from 2021 to 2024. He was a member of the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

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APPENDIX III	GENERAL INFORMATION

Mr. Chan Yick Yan Andross ( 陳 奕 仁 ), aged 62, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 39 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services

BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991

EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989

EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University ( 同 濟 大 學 ) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

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APPENDIX III	GENERAL INFORMATION

Mr. Qiu Bin ( 仇 斌 ), aged 53, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. (“Dong Fang”). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on the GEM Board of the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Non-executive Director

Mr. Ma Lida ( 馬 力 達 ), aged 44, is a non-executive Director since 24 February 2014. He has over 18 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) (“Pubang”) since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

Mr. Ma obtained his bachelor’s degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics ( 上 海 財 經大學公共經濟與管理學院) in July 2003. He further obtained his master’s degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Independent non-executive Directors

Ms. Tam Ip Fong Sin ( 談 葉 鳳 仙 ), aged 58, is an independent non-executive Director since 3 June 2014. She has over 20 years of experience in legal practice specialising in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor’s degree in Law from the University of Wolverhampton in July 1999. She has also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has become a sole proprietor of Frances Ip & Co., Solicitors since May 2019.

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APPENDIX III	GENERAL INFORMATION

Mr. Wang Yuncai ( 王 雲 才 ), aged 57, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 23 years.

Mr. Wang first undertook and completed his post-doctoral research work ( 博 士 後 研 究工 作 ) in Architecture of Tongji University ( 同 濟 大 學 ) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate’s degree in Human Geography ( 人 文 地 理 ) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of “Landscape Ecosystem Planning Principles” (景觀生態規劃原理).

Mr. Liu Kwong Sang ( 廖 廣 生 ), aged 63, is an independent non-executive Director since 15 June 2020. He obtained his Bachelor’s degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master’s degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 36 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

Mr. Liu is currently an independent non-executive director of China National Culture Group Limited (stock code: 745), a company listed on the Main Board of the Stock Exchange. Since April 2019, Mr. Liu has been appointed as an independent non-executive director of ATIF Holdings Limited, a company listed on The Nasdaq Stock Market (Nasdaq: ZBAI). Since May 2024, Mr. Liu has been appointed as an independent non-executive director of Armlogi Holding Corp., a company listed on The Nasdaq Stock Market (Nasdaq: BTOC). Since November 2024, Mr. Liu has been appointed as an independent non-executive director of New Century Logistics (BVI) Limited, a company listed on The Nasdaq Stock Market (Nasdaq: NCEW). Mr. Liu was also previously an independent non-executive director of abc Multiactive Limited (stock code: 8131), which is a company listed on GEM of the Stock Exchange, Polytec Asset Holdings Limited (stock code: 208), which and was privatized in May 2021 and Pine Care Group Limited (stock code: 1989).

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APPENDIX III	GENERAL INFORMATION

Mr. Tang Zhaodong (唐照東), aged 60, is an independent non-executive Director since 15 June 2020. He obtained his Bachelor’s degree of engineering in computer science* (計算機技術專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master’s degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Computing Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 30 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Senior management

Mr. Kwok Ka Hei ( 郭 嘉 熙 ), aged 43, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 19 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor’s degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

13.	AUDIT COMMITTEE

As at the Latest Practicable Date, the audit committee of the Board (the “Audit Committee”) comprises three independent non-executive Directors, namely Mr. Liu Kwong Sang (Chairman), Ms. Tam Ip Fong Sin and Mr. Wang Yuncai, Mr. Liu Kwong Sang who process appropriate professional qualifications, accounting and financial management expertise, is the chairman of the Audit Committee. The primary duties of the Audit Committee are: to independent review and supervise the financial reporting process, internal control and risk management systems on an ongoing basis, to ensure good communications among Directors and the Company’s auditor, to recommend the appointment of external auditor on an annual basis and approval of the audit fees, to assist the Board in oversight of the independence, qualifications, performance and compensation of the independent accountant, to review interim and annual results announcements as well as the consolidated financial statements prior to their approval by the Board, to provide advice on audit report, accounting policies and comments to all Directors.

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APPENDIX III	GENERAL INFORMATION

14.	BINDING EFFECT

The Prospectus Documents and all acceptances of any offer or application contained therein are governed by and shall be construed in accordance with the laws of Hong Kong. The Prospectus Documents shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all provisions (other than the penal provisions) of sections 44A and 44B of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), so far as applicable.

15.	DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES IN HONG KONG

A copy of each of the Prospectus Documents and the written consent as referred to in the paragraph headed “9. Expert and consent” in this appendix, have been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the laws of Hong Kong).

16.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Stock Exchange (https://www.hkexnews.hk/) and the Company (http://www.graphexgroup.com) from the date of this prospectus:

(a)	the memorandum and articles of association of the Company;

(b)	the annual reports of the Company for each of the three financial years ended 31 December 2021, 2022 and 2023;

(c)	the annual results announcement of the Company for the year ended 31 December 2024;

(d)	the accountant’s report on the unaudited pro forma financial information of the Group issued by AOGB CPA Limited, the text of which is set out in Appendix II to this prospectus;

(e)	the material contracts referred to in the paragraph headed “8. Material contracts” of this appendix;

(f)	the written consents from the Expert referred to in paragraph headed “9. Expert and consent” of this appendix;

(g)	the Circular; and

(h)	this prospectus.

17.	MISCELLANEOUS

(a)	As at the Latest Practicable Date, to the best knowledge of the Directors, there was no restriction affecting the remittance of profit or repatriation of capital of the Company into Hong Kong from outside Hong Kong.

(b)	The Group has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currency of the Group entities. As at the Latest Practicable Date, the Group does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(c)	In the event of any inconsistency, the English texts of this prospectus and the accompanying form of proxy shall prevail over their respective Chinese texts.

* For identification purpose only

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